                                September 28, 2007

[VIA EDGAR]

Mr. Morgan Youngwood
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4561

RE:         Elron Electronic Industries Ltd.
Form 20-F for the fiscal year ended December 31, 2006
Filed on June 27, 2007
File No. 000-11456

Dear Mr. Youngwood:

Reference is made to the letter dated August 29, 2007 to Rinat Remler, Vice President and Chief Financial Officer of Elron Electronic Industries Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2006.

In accordance with the Staff’s conversations with John Bessonette of Kramer Levin Naftalis & Frankel LLP, the Company’s counsel, the Company indicated in a letter submitted to the Staff on September 12, 2007, that the Company would provide its response to the Staff by October 1, 2007.  The Company sought an extension to provide adequate time for coordinating with Israeli accounting firms in light of the local holiday schedule in Israel during September.  Due to issues associated with travel and holiday schedules in Israel, the Company seeks an additional week in which to provide its response, which it will provide by October 8, 2007.

Should you have any questions regarding this letter, please do not hesitate to contact our counsel, Richard H. Gilden at (212) 715-9486 or John Bessonette at (212) 715-9182.

            Sincerely,

            /s/ Paul Weinberg
            Paul Weinberg

cc:           Richard H. Gilden
John Bessonette